UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Force Protection, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

345203202

(CUSIP Number)

Gordon McGilton
Chief Executive Officer
Force Protection, Inc.
9801 Highway 78, Building No. 1
Ladson, South Carolina 29456
(843) 740-7015

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345203202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank Kavanaugh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,301,787

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,301,787

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,301,787

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.44% based on 66,995,984 shares of common stock of Force Protection, Inc. (hereinafter the “Issuer”) issued and outstanding as of December 26, 2006.

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the beneficial ownership of Common Stock, $0.001 par value per share, of the Issuer, whose principal place of business is located at 9801 Highway 78, Building No. 1, Ladson, South Carolina 29456.

Item 2.	Identity and Background

(a) Frank Kavanaugh

(b) c/o Force Protection, 9801 Highway 78, No. 1, Ladson, South Carolina 29456

(c) Mr. Kavanaugh is the non-executive Chairman of the Board of Directors of the Issuer, whose principal place of business is located at 9801 Highway 78, Building No. 1, Ladson, South Carolina 29456.

(d) During the past five years, Mr. Kavanaugh has not been convicted in any criminal proceeding.

(e) During the past five years, Mr. Kavanaugh has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kavanaugh is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Kavanaugh acquired the shares of common stock via an initial purchase from the Issuer. Additionally, Mr. Kavanaugh received shares for services rendered while an employee and director of the Issuer.

Item 4.	Purpose of Transaction

Mr. Kavanaugh’s ownership percentage of the Issuer’s common stock dropped as a result of the Issuer selling 13,000,000 shares of common stock in a private placement and a series of automatic sales pursuant to Ashford Capital, LLC’s 10b5-1 trading program.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Kavanaugh is the beneficial owner of 2,301,787 shares, or 3.44%, of the issued and outstanding common stock of the Issuer as of December 26, 2006. Mr. Kavanaugh indirectly owns 1,473,067 shares of common stock through Ashford Capital.  Mr. Kavanaugh is Principal of Ashford Capital and as such has voting and investment control over the securities held by Ashford Capital.  Mr. Kavanaugh directly owns 828,720 shares of common stock.

(b) Mr. Kavanaugh has the sole power to vote and dispose of 2,301,787 shares of common stock of the Issuer.

(c) On November 20, 2006, Mr. Kavanaugh sold 372,000 shares of common stock of the Issuer into the open market at an average price of $11.3752 per share.

On November 21, 2006, Mr. Kavanaugh sold 68,000 shares of common stock of the Issuer into the open market at an average price of $10.6959 per share.
On December 21, 2006, Mr. Kavanaugh sold 330,000 shares of common stock of the Issuer into the open market at an average price of $15.2044 per share.
On December 22, 2006, Mr. Kavanaugh sold 293,000 shares of common stock of the Issuer into the open market at an average price of $17.5736 per share.
On December 26, 2006, Mr. Kavanaugh sold 82,000 shares of common stock of the Issuer into the open market at an average price of $17.0745 per share.

(d) N/A

(e) Mr. Kavanaugh’s beneficial ownership of the Issuer’s common stock dropped below 5% on December 20, 2006.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7.	Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 2006
Date
/s/ Frank Kavanaugh
Signature
Frank Kavanaugh, Chairman of the Board of Directors
Name/Title